

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 14, 2017

Via E-mail
Mr. Hongming Dong
Chief Financial Officer
Delta Technology Holdings Limited
16 Kaifa Avenue
Danyang, Jiangsu, China 212300

> **Re: Delta Technology Holdings Limited**
> **Form 20-F for the Year Ended June 30, 2016**
> **Filed November 15, 2016**
> **File No. 1-35755**

Dear Mr. Dong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended June 30, 2016

Item 16C. Principal Accountant Fees and Services, page 128

1. We note that Item 16F, which is the item for Change in Registrant's Certifying Accountants, refers to the disclosures in Item 16C. Please provide all of the information required by Item 16F of the Form 20-F in an amendment to the Form 20-F. This should include the following:
    - State whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Provide a description of the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification;

- State whether during the two most recent fiscal years and any subsequent interim period preceding such merger there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure;
- Provide the disclosures required by Item 16F(a)(1)(iv) for any reportable events; and
- File as an exhibit a letter from your former auditor as required pursuant to Item 16F(a)(3) of the Form 20-F.

Item 15. Controls and Procedures, page 126

2. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We note that you identify an audit committee financial expert on page 127, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Financial Statements

Note 5 - Trade and Other Receivables, page F-26

3. On page 15, you indicate that you usually offer your customers credit terms of up to 120 days. On page 93, you disclose an allowance for doubtful accounts is established and determined based on managements' assessment of known requirements, aging of receivables, payment history, the customer's current credit worthiness and the economic environment. Given that approximately 78% of your trade and other receivables, inclusive of any allowance recorded, were past due over 6 months and that you have an allowance for doubtful accounts recorded of $7.9 million compared to past due over 6 months of $91.3 million, inclusive of any allowance recorded, please tell us how you

determined the appropriate allowance amount as of June 30, 2016, including your consideration of ASC 310-10-35-7 through 35-11 when establishing your allowance for doubtful accounts.

4. Please address the following related to your trade and other receivables:
    - Disclose the nature of the amounts included in other receivables;
    - Separately disclose your aging analysis for trade and other receivables;
    - Tell us the amounts that have been subsequently collected for each category of receivables and when you expect any remaining outstanding amounts to be collected;
    - Tell us whether any customers individually comprise a significant concentration of your receivables at June 30, 2016, the corresponding amounts, whether they are related parties and the aging associated with them; and
    - To the extent that collectability of accounts receivable may impact your future liquidity, please also enhance your liquidity and capital resources discussion to address the potential impact.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction